Exhibit 1

28 December 2012

WPP plc

Close period buy-back programme

A close period will exist from 1 January 2013 up to and including the time of the announcement of the WPP group’s preliminary results for the year ended 31 December 2012. As previously announced, the scheme of arrangement in relation to the introduction of a new Jersey incorporated and United Kingdom tax resident parent company (“New WPP”), is also expected to become effective on 2 January 2013. New WPP has, accordingly, entered into an irrevocable and non-discretionary buy-back programme with its broker, Merrill Lynch International, to make market purchases of New WPP shares on its behalf during the forthcoming close period, following the scheme becoming effective, and within certain pre-set parameters. It is proposed that any shares purchased will be held as treasury shares. This arrangement is in accordance with Chapter 12 of the Listing Rules and New WPP’s general authority to make market purchases.

For further information:

Feona McEwan

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www.wppinvestor.com